Exhibit 99.1

New Gold Finishes 2013 with Lowest Costs in its History, Increases Gold Reserves by 127 Percent per Share and Provides 2014 Guidance with Even Lower Costs

(All figures are in US dollars unless otherwise indicated)

February 6, 2014 – New Gold Inc. (“New Gold”) (TSX:NGD) and (NYSE MKT:NGD) today announces fourth quarter and full-year 2013 operational results, updated year-end mineral reserves and resources and 2014 guidance.

Fourth Quarter and Full-Year 2013 Highlights

•	Fourth quarter provided a strong finish to 2013
	o	Highest production quarter of 2013 – 106,520 ounces of gold and 24.0 million pounds of copper
	o	Low total cash costs(1) of $316 per ounce and all-in sustaining costs(2) of $883 per ounce
•	Met 2013 full-year outlook and achieved lowest total cash costs(1) in company’s history
	o	Production – 397,688 ounces of gold, 85.4 million pounds of copper and 1.6 million ounces of silver
	o	Costs – total cash costs(1) of $377 per ounce, the lowest in New Gold’s history, and all-in sustaining costs(2) of $899 per ounce
•	2013 year-end mineral reserves of 18.5 million ounces of gold, an increase of 127% per share when compared to the end of 2012
•	Year-end cash balance of $414 million

2014 Guidance

•	Focus will be on further cost reductions in 2014 with targeted total cash costs(1) of $320 to $340 per ounce and all-in sustaining costs(2) of $815 to $835 per ounce
•	Gold production expected to remain consistent with that achieved in 2013, ranging from 380,000 to 420,000 ounces
	o	23% targeted increase in gold production at low-cost New Afton Mine offset by lower production at Cerro San Pedro
•	Copper production expected to increase by 12% to a range of 92.0 to 100.0 million pounds
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New Afton expected to average throughput of 12,500 tonnes per day in 2014 and proceeding with mill expansion to 14,000 tonnes per day, driving further targeted gold and copper production growth in 2015

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Exploration to focus on further increasing gold and copper resources at New Afton C-zone, which grew by over 10 times in 2013, and follow-up drilling on prospective regional targets at the Rainy River and Blackwater projects

“We are pleased to have finished the year with a strong quarter which enabled us to deliver the lowest cash costs in our history,” stated Randall Oliphant, Executive Chairman. “We are particularly proud to have increased the company’s reserves per share so significantly, and to have the highest reserves we have ever had, which positions New Gold well for the future. In 2014, we anticipate another solid year with even lower costs driven by the strong performance of New Afton, our biggest cash flow generator.”

The preliminary information provided for production, sales, total cash costs(1) and all-in sustaining costs(2) are approximate figures and may differ from the final results in the 2013 annual audited financial statements and management’s discussion and analysis.

Preliminary Production and Cost Results

Gold Production

As anticipated, the fourth quarter was the company’s strongest of the year and New Gold delivered on the high end of its updated 2013 full-year outlook of 390,000 to 400,000 ounces of gold production.

Fourth quarter production increased by 13% when compared to the third quarter of 2013, however, it was slightly below that of the prior year quarter. The quarter-over-quarter increase was driven by higher production at Mesquite and the Peak Mines and continued strong performance at New Afton. When compared to the fourth quarter of 2012, production at New Afton and Mesquite increased due to higher ore tonnes processed and higher grades, while Cerro San Pedro and the Peak Mines were impacted by a combination of lower ore tonnes processed and lower grades.

As disclosed in the second half of 2013, New Gold’s consolidated 2013 production was impacted by the combination of a pit wall movement and lower recoveries at Cerro San Pedro and lower grades at Mesquite. In October of 2013, New Gold updated its production outlook, maintaining its original guidance for New Afton and the Peak Mines and lowering its expectations for Cerro San Pedro and Mesquite as a result of the above-noted items. Ultimately, 2013 production at New Afton exceeded the original guidance range of 75,000 to 85,000 ounces and the Peak Mines met the original guidance range of 95,000 to 105,000 ounces. At Cerro San Pedro, full-year production was above the updated expectation of 95,000 to 100,000 ounces, while Mesquite’s production was slightly below its updated target range of 110,000 to 115,000 ounces. Together, New Gold’s portfolio of four operations produced 397,688 ounces of gold and delivered on the high end of the company’s updated consolidated outlook of 390,000 to 400,000 ounces.

Copper Production

New Gold’s consolidated copper production during the fourth quarter increased by 15% when compared to the same period of the prior year. The increase was attributable to a combination of New Afton successfully achieving its higher mill throughput rates ahead of schedule and grades moving in line with reserve grade, as well as continued strong performance at the Peak Mines.

Full-year production was double that of the prior year and met the high end of the copper guidance range, set at the beginning of 2013, of 78 to 88 million pounds. The significant increase in copper production in 2013 when compared to 2012 was attributable to a full year of production at New Afton.

Silver Production

Silver production in both the fourth quarter and full year was below that of the same periods of the prior year as a result of the above-noted challenges at Cerro San Pedro during the year.

Total Cash Costs(1) and All-in Sustaining Costs(2)

In both the fourth quarter and full-year period, New Gold continued to deliver its production at among the lowest costs in the industry. New Gold’s 2013 total cash costs(1) of $377 per ounce were in line with the company’s outlook and represented the lowest cash costs in its history. Also, in the first year of adoption of the new all-in sustaining costs(2) measure, New Gold is proud to have delivered all-in sustaining costs(2) below $900 per ounce, which should position the company as one of the industry leaders.

Total cash costs(1) in the fourth quarter of $316 per ounce were above the particularly outstanding $254 per ounce in the fourth quarter of 2012 due to a combination of lower gold sales volumes, lower silver by-product revenue and lower realized copper prices. These factors were partially offset by increased copper sales volumes, driven by New Afton’s strong performance, and the depreciation of the Canadian and Australian dollars. Total cash costs(1) in 2013 decreased by $44 per ounce when compared to 2012, benefitting from a full year of operation from the low-cost New Afton Mine.

Fourth quarter all-in sustaining costs(2) were above the prior year quarter with lower costs at New Afton and the Peak Mines being offset by increased costs at Cerro San Pedro and Mesquite. Importantly, all-in sustaining costs(2) at the Peak Mines decreased by approximately $200 per ounce when compared to both the prior year quarter and the third quarter of 2013. For the full year, all-in sustaining costs(2) at New Afton and the Peak Mines were below those of the prior year. In 2013, New Afton’s copper revenue more than paid for all of the mine’s operating and sustaining capital costs despite the decrease in the copper price when compared to 2012. At the Peak Mines, through a focus on sustaining capital reductions, all-in sustaining costs(2) decreased when compared to the prior year. At Cerro San Pedro and Mesquite, all-in sustaining costs(2) were impacted by the above-noted operational challenges, which resulted in lower production levels and, in the case of Cerro San Pedro, lower silver by-product revenue. All-in sustaining costs(2) for the full year delivered on the company’s outlook of $900 per ounce.

2013 Year-End Mineral Reserves and Resources

New Gold’s 2013 year-end gold reserves increased by 10.7 million ounces, or 127% per share, when compared to the end of 2012. At the same time, the company’s silver reserves increased by 58.8 million ounces, or 173% per share, and copper reserves remained significant at 3.0 billion pounds. New Gold’s Measured and Indicated gold and copper resources, inclusive of reserves, also increased, both in absolute and per share terms.

New Afton’s Measured and Indicated gold and copper resources, inclusive of reserves, increased due to a significant expansion of the C-zone resource and despite 4.1 million tonnes of ore reserves being mined during 2013. The C-zone is a continuation of the main New Afton deposit that lies down and along strike of the reserve that is currently being mined. The 2013 year-end C-zone Measured and Indicated resources of 693,000 ounces of contained gold and 516 million pounds of contained copper each increased by over 10 times when compared to the end of 2012. New Gold looks forward to continuing to grow the C-zone resource during 2014 as detailed later in this news release in the section entitled Exploration Update.

The change in reserves and resources at Cerro San Pedro and Mesquite is a result of a combination of mine depletion and revised mine design, estimated metallurgical recoveries and resource estimation parameters. Additionally, in the case of Cerro San Pedro, the sulphide resources below the open pit have been removed from the resource estimate.

At the Peak Mines, the decrease in Measured and Indicated resources from mine depletion was partially offset by the company's ongoing underground exploration initiatives that have a long history of demonstrating an ability to steadily convert Inferred resources to Measured and Indicated resources and, ultimately, into reserves.

New Gold’s successful acquisition of Rainy River Resources Ltd. (“Rainy River Resources”) in 2013 was significantly accretive to the company’s mineral reserve and resource base. When compared to the year-end 2012 gold reserves, the acquisition increased New Gold’s gold reserves by 48.7% while only increasing the company’s shares outstanding by 5.5%.

Another important milestone for the company in 2013 was the completion of the Blackwater Feasibility Study in December which led to 8.2 million ounces of Measured and Indicated resources being converted to reserves. Beyond this upgrade, the company’s 2013 exploration efforts at Blackwater also led to a 1.4 million ounce increase in the overall Measured and Indicated gold resource base when compared to the end of 2012. At the Capoose property, located 25 kilometres west of the Blackwater project, the Measured and Indicated gold and silver resource base also increased as 2013 drilling successfully converted a portion of the Inferred resources.

Reserves and resources at El Morro remained largely unchanged from the prior year.

2014 Guidance and Sensitivities

New Gold’s 2014 consolidated gold and silver production is expected to be similar to that achieved in 2013. With its continued strong performance, New Afton is targeting a 23% increase in gold production. Gold production at Mesquite and the Peak Mines is expected to remain steady, while production at Cerro San Pedro is scheduled to decrease. At the same time, consolidated copper production is expected to increase by approximately 12% when compared to 2013 with both New Afton and the Peak Mines targeting higher copper production.

After New Gold delivered the lowest total cash costs(1) in its history in 2013, these costs are expected to decrease by a further $35 to $55 per ounce in 2014. The lower anticipated cash costs are driven by a combination of the significant contribution from the low-cost New Afton Mine and the benefit of the lower Canadian and Australian dollars relative to the U.S. dollar. New Afton’s 2014 co-product cash costs(1) are forecast to be $440 to $460 per ounce of gold and $1.10 to $1.20 per pound of copper.

Consistent with the expected decrease in cash costs, New Gold is also targeting a $65 to $85 per ounce decrease in all-in sustaining costs(2). The anticipated decrease in all-in sustaining costs(2) is driven by a combination of the lower total cash costs(1) as well as decreases in sustaining capital at New Afton and the Peak Mines.

In line with the company’s plans, the second half of 2014 is scheduled to have higher gold and copper production, coupled with lower costs. As 2014 progresses, New Afton anticipates continued quarterly increases in throughput, Cerro San Pedro is scheduled to move out of its elevated waste stripping program into mining of ore from the upper levels of the ore body, and Mesquite is expected to benefit from the placement of more ore tonnes on the leach pad in the second half of 2014.

Key assumptions used in the 2014 guidance include gold, silver and copper prices of $1,300 per ounce, $20.00 per ounce and $3.25 per pound and Canadian dollar, Australian dollar and Mexican peso exchange rates of $1.11, $1.14 and $13.00 to the U.S. dollar. The diesel price assumed for 2014 is $3.25 per gallon, which is representative of recent prices being paid at Mesquite. The following table provides an overview of the impact on total cash costs(1), both by asset and on a consolidated basis, of movements in the above-noted key assumptions.

Operations Overview

New Afton

After successfully commencing production ahead of schedule in mid-2012, New Afton’s ramp up during 2013 continued apace. One of New Afton’s goals during the year was to increase its throughput, from the design rate of 11,000 tonnes per day, to 12,000 tonnes per day by the end of 2013. With steady increases in throughput in each of the first three quarters of 2013, New Afton, once again, reached its goal ahead of schedule, averaging a throughput of 12,396 tonnes per day in September. During the fourth quarter, the throughput increased further, averaging 12,460 tonnes per day. The combination of increased throughput as well as higher gold and copper grades and recoveries, led to steady quarterly increases in gold and copper production through the year. For 2013, the average gold grade was 0.78 grams per tonne and the average copper grade was 0.93%. Recoveries for gold and copper in 2013 were 85% and 86%, respectively. New Afton’s fourth quarter gold production of 25,211 ounces and copper production of 20.5 million pounds enabled the mine to exceed its annual gold production guidance and meet the high end of its targeted copper production range. At the average realized copper price and Canadian dollar exchange rate for 2013, New Afton’s total cash costs(1) also met guidance. New Afton’s 2013 co-product cash costs were $486 per ounce of gold and $1.19 per pound of copper, both lower than the cost guidance range for the year.

New Afton’s performance is expected to strengthen further in 2014. Both gold and copper production should benefit from average throughput remaining consistent with that achieved during the fourth quarter of 2013. Grades and recoveries of gold and copper are expected to remain in line with 2013 levels. The combination of increased copper production at copper prices assumed to remain consistent with those realized in 2013, and a weaker Canadian dollar, results in New Afton’s 2014 guidance for total cash costs(1) being even lower than those achieved in 2013.

During 2013, in support of the successful throughput increase, New Afton focused on maximizing its flexibility through the development of additional ore access points, or drawbells. Total sustaining capital during the year, comprised of a combination of drawbell development as well as ongoing capital purchases and initiatives, was $90 million. An additional $32 million of growth-related capital was spent on the development of the eastern portion of the New Afton block cave. This area is scheduled to provide additional ore sources to support the mill expansion project discussed in greater detail below. Looking forward, the rate of total underground and drawbell development should decline through 2014 as anticipated. Drawbell development is scheduled to decline from the current level of three per month to reach a run-rate level averaging one drawbell per month in the fourth quarter of 2014. Estimated sustaining capital in 2014 should decrease by approximately $30 million to $60 million due to a combination of less underground development and certain 2013 capital expenditures, including commissioning of the gyratory crusher and tailings projects, not recurring in 2014. The reduction in sustaining capital, coupled with lower anticipated total cash costs(1), leads to an even greater expected decrease in all-in sustaining costs(2) when comparing 2013 realized costs to the 2014 guidance.

An additional $55 million of growth-related capital is budgeted for 2014, of which $35 million is related to the mill expansion project detailed below. The remaining $20 million is for the continued evaluation of the C-zone resource, of which 60% is for capitalized exploration to target additional resource growth in the C-zone as further discussed in the section entitled Exploration Update.

Mill Expansion Project

Further to New Afton’s successful increase in daily throughput in 2013 to an average of 12,460 tonnes in the fourth quarter, the team has also successfully completed its evaluation of the economic benefits of a further expansion of the operation towards 14,000 tonnes per day. In August and December of 2013, over multi-day periods, New Afton was run at rates between 14,000 and 15,500 tonnes per day to better assess which elements of the mining and milling processes could be further optimized at the higher throughput levels.

Based on the operating performance, it was concluded that the combination of the number of available drawbells as well as the excess capacity of the gyratory crusher and conveyor enabled the mine to deliver the higher ore tonnage to the mill. The mill also handled the higher throughput levels, however, as anticipated, grind size increased and a decrease in recovery was seen as the mill moved to progressively higher throughput rates. With the benefit of this data, the focus of the expansion study was on optimizing the project economics when taking into account the economic trade-off between capital costs, daily processing rates and recoveries.

After the completion of the expansion, the mill should operate at a sustainably higher throughput rate averaging 14,000 tonnes per day while, at the same time, increasing total gold and copper recoveries by approximately 2% to 3% over those realized in 2013. The total capital cost estimate of the expansion project is $45 million, of which $35 million is scheduled to be spent in 2014 The capital estimate includes the purchase and installation of a vertimill for tertiary grinding as well as the construction of an addition to the mill building to house the vertimill, additional flotation capacity in the form of cleaner cells and all related engineering, equipment and construction costs. Relative to the modest capital outlay, the increase in annual gold and copper production, driven by higher throughput and recoveries, and resulting increase in cash flow is significant and leads to compelling returns. Assuming commodity prices of $1,300 per ounce gold and $3.25 per pound copper, the internal rate of return on the expansion project is over 50% and the payback period is less than two years. New Gold has ordered the vertimill with delivery expected in early 2015. The mill installation, commissioning and ramp-up to 14,000 tonnes per day is targeted for mid-2015.

C-zone Resource

The company’s 2013 exploration efforts at New Afton increased the contained gold and copper resources in the      C-zone area by over 10 times when compared to the end of 2012. The C-zone is a continuation of the main New Afton deposit that lies down and along strike of the reserve that is currently being mined. The 2013 year-end C-zone Measured and Indicated resources included 693,000 ounces of contained gold and 516 million pounds of contained copper. From this already sizeable base, the focus of the 2014 exploration program will remain on further delineating the C-zone and continuing to explore its potential extensions. In total, the company is targeting the completion of 30,000 to 35,000 metres of underground drilling on the C-zone in 2014. Through 2014, in addition to the ongoing exploration efforts, the company plans to continue to advance its assessment of the potential to incorporate the C-zone into New Afton’s longer-term mine plan.

Mesquite

As previously noted, Mesquite’s 2013 operational results were impacted by lower than anticipated grades being mined and processed. Consistent with the company’s expectations, the fourth quarter was the strongest of the year as the gold grades processed were more in line with what had been expected for the full year. Mesquite produced 34,893 ounces of gold in the fourth quarter of 2013 at total cash costs(1) of $841 per ounce. Full-year production was below expectations due to the average grade processed being 0.06 grams per tonne below the mid-point of the targeted range. Mesquite’s 2013 operating costs were in line with expectations, however, the lower production base negatively impacted the total cash costs(1) for the year.

Gold production is expected to increase by approximately 10% in 2014 to 113,000 to 123,000 ounces. Mesquite’s 2014 guidance has taken into account the grade-related challenges encountered in 2013 as well as additional data from a late-2013 infill drilling program that was conducted in the areas scheduled for mining through 2014. Average gold grades in 2014 are scheduled to increase compared to 2013, with this benefit being partially offset by lower ore tonnes placed on the pad as the 2014 mine plan provides for opening a new area of the pit in 2014, resulting in a higher stripping ratio for this year.

Mesquite’s 2014 total cash costs(1) are expected to be slightly higher than those incurred in 2013 due to an increase in total tonnes moved and the above-noted increase in the stripping ratio. Sustaining capital expenditures in 2014 are estimated to be $40 million, which includes $15 million for four new haul trucks, $13 million related to a leach pad expansion, required as a result of the increase in Mesquite’s mineral reserve base since the mine began production, and $10 million for replacement of major equipment components. The new trucks provide additional haulage capacity and enhance the team’s flexibility in accessing Mesquite’s multiple ore zones which should result in increased production in future periods. Mesquite’s all-in sustaining costs(2) are expected to peak in 2014.

Peak Mines

The Peak Mines had a solid year, achieving the mid-point of guidance for both gold and copper production. All of the key variables that drive production, including tonnes processed, grades and recoveries, were in line with expectations. 2013 total cash costs(1) were negatively impacted by a combination of the lower than forecasted realized copper price and $7 million of underground development costs being expensed rather than capitalized, which was partially offset by the depreciation of the Australian dollar. As evidenced by the $78 per ounce quarter-over-quarter decrease in total cash costs(1) to $778 per ounce in the fourth quarter, the depreciation of the Australian dollar continues to benefit the Peak Mines.

After achieving 5% gold production growth from 2012 to 2013, the Peak Mines’ targeted 2014 production should remain at this higher level. At the same time, copper production in 2014 is expected to increase by approximately one million pounds compared to 2013 due to higher copper grades.

Total cash costs(1) are expected to decrease in 2014 due to the combination of a weaker Australian dollar, increased productivity resulting from lower turnover and the by-product benefit of increased copper production. In addition to the lower total cash costs(1), 2014 sustaining capital expenditures at the Peak Mines are also estimated to decrease by approximately 8% to $40 million. As a result, all-in sustaining costs(2) are anticipated to decrease by over $245 per ounce to $1,065 to $1,085 per ounce in 2014. With the expectation of another year of solid gold production as well as increased copper production and lower costs, 2014 should be a strong year for the Peak Mines.

Cerro San Pedro

After multiple years of outstanding performance at Cerro San Pedro, 2013 saw the mine face operational challenges. The August 2013 pit wall movement, which required an adjustment to the mine plan, combined with the lower recoveries of the porphyry ore to impact the mine’s gold and silver production. Cerro San Pedro’s full-year gold production of 102,795 ounces of gold exceeded the company’s outlook range and silver production of 1.3 million ounces was in line with the outlook.

Cerro San Pedro’s 2013 total cash costs(1) remained below the industry average, however, they were impacted by a combination of the lower gold production base as well as lower silver by-product revenue.

In 2014, Cerro San Pedro will continue through the top section of its final pit phase which requires increased waste stripping activity in the first half of the year, after which ore from the upper levels of the ore body is scheduled to be mined and placed on the leach pad. Cerro San Pedro’s 2014 targeted gold production is impacted by a combination of the mining and processing of lower grade ore from the upper levels of the ore body as well as the continued effect of the residual leaching of lower recovery porphyry ore placed on the pad in 2013. Silver production in 2014 is anticipated to remain similar to 2013.

Cerro San Pedro’s 2014 estimated total cash costs(1) are higher than those realized in 2013 due to a combination of the lower gold production base, increased volumes of processing reagents, increased waste stripping costs and a lower silver by-product price assumption. 2014 sustaining capital costs are estimated to be $8 million and relate to the final leach pad expansion at Cerro San Pedro to allow for the effective processing of ore from the final mining phase. Consistent with 2013, an additional $20 million of waste stripping costs are classified as non-sustaining capital as the final phase currently being mined was not included in Cerro San Pedro’s original mine plan and thus has extended the mine’s life. The significant 2014 waste stripping campaign positions Cerro San Pedro to benefit from reduced stripping requirements in 2015.

Projects Overview

Rainy River

One of New Gold’s key 2013 achievements was the successful acquisition of Rainy River Resources, which added the Rainy River project to the company’s pipeline of exciting development projects. Rainy River is located 50 kilometres northwest of Fort Frances, a town with a population of approximately 8,000 people in northwestern Ontario, and benefits from its proximity to infrastructure. Hydroelectric power for the project will be sourced through the construction of a new 17-kilometre transmission line that will connect Rainy River to a pre-existing 230 kV line that currently links Fort Frances and Kenora, Ontario, a small city with a population of approximately 15,000 people located to the north of the project. The site is easily accessible by a network of serviced all-weather roads that branch off Trans-Canada Highways 11 and 71 allowing year-round access. The Canadian National Railway is located 21 kilometres to the south of the project.

On January 16, 2014, New Gold announced the results of its Feasibility Study for the Rainy River project.

Rainy River Feasibility Study Highlights

•	First nine years – average annual gold production of 325,000 ounces at total cash costs(1) of $613 per ounce and all-in sustaining costs(2) of $736 per ounce
	o	Average mill head grade of 1.44 grams per tonne gold
•	Life-of-mine gold and silver production of 3.4 million ounces and 6.0 million ounces at total cash costs(1) of $663 per ounce and all-in sustaining costs(2) of $765 per ounce
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Base case economics – at $1,300 per ounce gold, $22.00 per ounce silver and a 0.95 US$/C$ exchange rate, Rainy River has a pre-tax 5% net present value (“NPV”) of $438 million, an internal rate of return (“IRR”) of 13.1% and a payback period of 5.4 years

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Alternative case economics – at $1,600 per ounce gold, $26.00 per ounce silver and a parity US$/C$ exchange rate, Rainy River has a pre-tax 5% NPV of $1.0 billion, an IRR of 21.1% and a payback period of 3.6 years

•	Development capital costs of $885 million inclusive of a $70 million contingency
•	Targeted commissioning in late 2016 with first year of full production in 2017
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14-year mine life with direct processing of open pit and underground ore, at a rate of 21,000 tonnes per day, for first nine years and processing of a combination of stockpile and underground ore thereafter

Importantly, Rainy River’s estimated project economics benefit significantly from the recent depreciation of the Canadian dollar relative to the U.S. dollar. When compared to the base case economics summarized above, a $0.05 movement in the US$/C$ exchange, with all other assumptions held constant, results in approximately $45 million of development capital cost savings leading to a $141 million increase in pre-tax NPV and a 2.8% increase in pre-tax IRR.

One of New Gold’s key areas of focus during 2014 will be on advancing the permitting of the Rainy River project. The project is being reviewed through a coordinated Federal Environmental Assessment (“EA”) – Provincial Individual EA process. As part of the EA review process, on December 12, 2013, the company was informed that the final EA report had successfully passed the Federal conformity review step. Achieving this milestone on schedule enabled the company to issue the final EA report to the Federal and Provincial agencies, the local First Nations and Métis groups and other stakeholders on January 17, 2014 to complete the second consultation engagement.

The estimated capital expenditure for Rainy River in 2014 is $105 million which includes $60 million for property, plant and equipment, including down payments on long lead time items, $35 million for detailed engineering, studies, environmental monitoring and permitting and $10 million for capitalized exploration. Additional detail regarding the ongoing exploration initiatives at Rainy River is provided below in the section entitled Exploration Update.

The Rainy River project enhances New Gold’s growth pipeline through its manageable capital costs, significant production scale at below current industry average costs and good regional exploration potential in a great mining jurisdiction. The company looks forward to providing further updates on the advancement of Rainy River throughout 2014.

Blackwater

The company’s Blackwater project, located approximately 160 kilometres southwest of the city of Prince George in south-central British Columbia, was significantly advanced during 2013. Consistent with the timeline, the team’s efforts culminated in the completion of the Feasibility Study for Blackwater in December 2013.

Blackwater Feasibility Study Highlights

•	First nine years – average annual gold production of 485,000 ounces at total cash costs(1) of $555 per ounce and all-in sustaining costs(2) of $685 per ounce
•	Life-of-mine gold and silver production of 7 million ounces and 30 million ounces at total cash costs(1) of $578 per ounce and all-in sustaining costs(2) of $670 per ounce
•	17-year mine life with direct processing for first 14 years and processing of stockpile thereafter
•	Life-of-mine operational strip ratio of 1.88 to 1.00
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Base case economics – at $1,300 per ounce gold, $22.00 per ounce silver and a 0.95 US$/C$ exchange rate, Blackwater has a pre-tax 5% NPV of $991 million, an IRR of 11.3% and a payback period of 6.2 years

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Alternative case economics – at $1,600 per ounce gold, $26.00 per ounce silver and a parity US$/C$ exchange rate, Blackwater has a pre-tax 5% NPV of $2,120 million, an IRR of 16.8% and a payback period of 4.5 years

•	Development capital costs of $1,865 million inclusive of a $190 million contingency
•	Conventional truck and shovel open pit mine with 60,000 tonne per day whole ore leach processing plant

Similar to Rainy River, Blackwater benefits from the depreciating Canadian dollar. At Blackwater, a $0.05 movement in the US$/C$ exchange, with all other assumptions held constant, results in approximately $100 million of development capital cost savings leading to a $270 million increase in pre-tax NPV and a 1.9% increase in pre-tax IRR.

As noted in the December 12, 2013 news release announcing the results of the Blackwater Feasibility Study, New Gold plans to advance the project through the permitting phase in 2014. The company views the potential of having Blackwater fully permitted as further enhancing the value of the project.

In the current commodity price environment, New Gold plans to stage the development of its projects with the near-term focus being on the advancement of the lower capital cost Rainy River project. Thereafter, the timing of Blackwater’s development will be driven by prevailing market conditions over the coming years. With the benefit of the requisite permits for both projects, New Gold believes it will be best positioned to maximize its flexibility with respect to any future development decisions.

During 2014, the company’s capital expenditures at Blackwater are anticipated to be $15 million, including $10 million related to the ongoing permitting initiatives and $5 million for engineering studies. The company plans to continue its regional exploration program at Blackwater with additional detail provided in the section entitled Exploration Update below.

El Morro

New Gold’s share of the El Morro project provides the company with a 30% fully-carried interest in an advanced stage, world-class gold-copper project in north-central Chile. Under the terms of New Gold's agreement with Goldcorp Inc. ("Goldcorp"), Goldcorp is responsible for funding New Gold's full 30% share of capital costs. The carried funding accrues interest at a fixed rate of 4.58%. New Gold will repay its share of capital plus accumulated interest out of 80% of its share of the project's cash flow with New Gold retaining 20% of its share of cash flow from the time production commences.

On October 22, 2013, the Environmental Assessment Commission of Atacama analyzed a final report prepared by the Chilean environmental permitting authority ("SEA") and unanimously decided on the reinstatement of the environmental permit for the El Morro project that had been suspended since April 2012. Subsequently, on November 22, 2013 the Copiapo Court of Appeals granted an injunction suspending development of the El Morro project. The injunction was requested in constitutional actions filed by the Huascoaltino and Diaguita communities, which contended that the various consultations by SEA were inconsistent with Convention ILO 169 standards. The injunction effectively suspends construction activity or development works until the Court has completed its review. Activities during 2014 will continue to focus on gathering information to support permit applications for submission following the reinstatement of the environmental permit and optimization of the project economics including securing a long-term power supply.

Exploration Update

New Gold looks forward to building on its 2013 exploration success in 2014 and beyond. The company’s estimated total exploration budget for 2014 remains consistent with 2013 at $50 million, of which $30 million is expected to be capitalized.

At New Afton, the focus will remain on further delineating the C-zone where the company’s 2013 exploration efforts led to a 10-fold increase in contained gold and copper resources in the Measured and Indicated categories. In total, the company is targeting the completion of 30,000 to 35,000 metres of underground drilling with the objective of further expanding the C-zone Measured and Indicated resource and continuing to explore its potential extensions.

The 2014 exploration program at Rainy River will continue to test the potential of the company’s prospective 169 square kilometre land package. The program is scheduled to include 35,000 to 40,000 metres of exploration drilling, approximately 70% of which is dedicated to testing a series of new drill targets around the known ore bodies and along newly recognized district trends. The remaining 30% of the drilling is for the completion of condemnation drilling within the immediate project development area.

In 2013 the exploration team at Blackwater continued to systematically explore the company’s broader land package which is now over 1,000 square kilometres. As Blackwater represents a newly emerging gold district in a region characterized by extensive cover and limited bedrock exposure, the company’s strategy has involved an integrated approach of geologic, geochemical and geophysical field methods to identify specific areas of prospective mineralization for follow-up drilling. To date, New Gold has identified 14 new target areas despite only 50% of the property having been evaluated in detail. Seven of the 14 targets were drill tested in 2013, with three intercepting gold and silver mineralization. The 2014 exploration program is targeting the completion of 10,000 to 15,000 metres of follow-up drilling at the above-noted targets as well as the continued early-stage work to identify additional targets on the property.

At the Peak Mines, the team is targeting the completion of 45,000 metres of drilling in 2014, approximately 80% of which is for continued underground resource delineation and mineral reserve conversion. The balance is comprised of surface drilling focused on drill testing the nine-kilometre mine corridor as well as broader regional targets.

Financial Update

At December 31, 2013, the key components of New Gold’s balance sheet included $414 million in cash and cash equivalents and $878 million of face value long-term debt. The components of the long-term debt are: $300 million of 7.00% face value senior unsecured notes due in April 2020; $500 million of 6.25% face value senior unsecured notes due in November 2022; and $78 million in El Morro funding loans, repayable out of a portion of New Gold’s share of El Morro cash flow upon the start of production. The company had 503 million common shares outstanding at December 31, 2013.

As part of its annual year-end financial review, New Gold assesses the carrying value of its assets. This assessment takes into account, among other things, the impact of lower commodity prices as well as current mineral reserves and resources and updated mine plans. This process will be completed in connection with the release of the company’s fourth quarter and full year 2013 financial results scheduled for the end of February 2014.

Webcast and Conference Call

A webcast presentation to discuss these results will be held on February 6, 2014, at 10:00 a.m. Eastern Time. Participants may access the webcast by registering here or from our website at www.newgold.com. You may also listen to the conference by calling 647-427-7450 or toll-free 1-888-231-8191 in North America. To listen to a recorded playback after the event, please call 1-416-849-0833 or toll-free 1-855-859-2056 in North America - Passcode 34704055. An archived webcast will also be available at www.newgold.com following the event.

Detailed Reserve and Resource Tables

Mineral Reserves statement as at December 31, 2013							
		Metal grade			*Contained metal*		
	Tonnes 000's	Gold g/t	Silver g/t	Copper %	Gold Koz	Silver Koz	Copper Mlbs
New Afton							
Proven	-	-	-	-	-	-	-
Probable	48,821	0.56	2.2	0.84	879	3,500	904
Total New Afton P&P	48,821	0.56	2.2	0.84	879	3,500	904
Mesquite							
Proven	3,809	0.70	-	-	86	-	-
Probable	112,094	0.60	-	-	2,152	-	-
Total Mesquite P&P	115,903	0.60	-	-	2,237	-	-
Peak Mines							
Proven	1,820	4.35	6.7	1.16	255	390	47
Probable	1,820	2.69	7.4	1.27	157	430	51
Total Peak Mines P&P	3,640	3.52	7.1	1.22	412	820	98
Cerro San Pedro							
Proven	12,982	0.47	17.5	-	197	7,311	-
Probable	13,714	0.44	18.7	-	195	8,239	-
Total CSP P&P	26,696	0.46	18.1	-	392	15,550	-
Rainy River							
Direct processing material							
Open Pit							
Proven	15,839	1.47	2.0	-	746	1,038	-
Probable	46,866	1.26	3.1	-	1,896	4,594	-
Open Pit P&P (direct processing)	62,705	1.31	2.8	-	2,642	5,632	-
Underground							
Proven	-	-	-	-	-	-	-
Probable	4,187	4.96	10.3	-	668	1,388	-
Underground P&P (direct processing)	4,187	4.96	10.3	-	668	1,388	-
Stockpile material							
Open Pit							
Proven	6,843	0.38	1.5	-	84	332	-
Probable	30,541	0.39	2.1	-	378	2,058	-
Open Pit P&P (stockpile)	37,384	0.38	2.0	-	462	2,390	-
Total P&P							
Proven	22,681	1.14	1.9	-	830	1,370	-
Probable	81,594	1.12	3.1	-	2,943	8,040	-
Total Rainy River P&P	104,275	1.13	2.8	-	3,773	9,410	-
Blackwater							
Direct processing material							
Proven	124,500	0.95	5.5	-	3,790	22,100	-
Probable	169,700	0.68	4.1	-	3,730	22,300	-
P&P (direct processing)	294,300	0.79	4.7	-	7,510	44,400	-
Stockpile material							
Proven	20,100	0.50	3.6	-	330	2,300	-
Probable	30,100	0.34	14.6	-	330	14,100	-
P&P (stockpile)	50,200	0.40	10.2	-	650	16,400	-
Total Blackwater P&P	344,400	0.74	5.5	-	8,170	60,800	-
El Morro	**100% Basis**					**30% Basis**	
Proven	321,814	0.56	-	0.55	1,746	-	1,163
Probable	277,240	0.35	-	0.43	929	-	788
Total El Morro P&P	599,054	0.46	-	0.49	2,675	-	1,951
Total P&P					18,538	90,080	2,953

Notes to Mineral Reserve and Mineral Resource Statements

New Gold reports its Measured and Indicated mineral resources inclusive of its mineral reserves. Measured and Indicated mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources have a greater amount of uncertainty as to their existence and economic and legal feasibility, do not have demonstrated economic viability, and are exclusive of mineral reserves. Mineral reserves have been estimated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) definition standards and National Instrument 43-101 (“NI 43-101”).

1)	Mineral Reserves for the company’s mineral properties have been estimated based on the following metal prices and lower cut-off criteria:

Mineral Property	Gold $/ounce	Silver $/ounce	Copper $/pound	Lower cut-off
New Afton	$1,300	$22.00	$3.00	$21.00/t NSR
Mesquite	$1,300	--	--	0.21 g/t Au – Oxide and transition reserves 0.41 g/t Au – Non-oxide reserves
Peak Mines	$1,300	$22.00	$3.00	AUD$88 to 134/t NSR
Cerro San Pedro	$1,300	$22.00	--	$3.00/t NSR
Rainy River	$800 $1,300	$25.00 $22.00	--	0.30 – 0.70 g/t Au – Open pit 3.50 g/t Au – Underground
Blackwater	$1,300	$22.00	--	0.26 – 0.38 g/t AuEq – Direct processing 0.32 g/t AuEq – Stockpile
El Morro	$1,300	--	$3.00	0.20% Cu

2)	Mineral Resources for the company’s mineral properties have been estimated based on the following metal prices and lower cut-off criteria:

Mineral Property	Gold $/ounce	Silver $/ounce	Copper $/pound	Lower cut-off
New Afton	$1,400	$24.00	$3.25	0.40% CuEq
Mesquite	$1,400	--	--	0.11 g/t Au – Oxide and transition resources 0.22 g/t Au – Non-oxide resources
Peak Mines	$1,400	$24.00	$3.25	AUD$92 to 125/t NSR
Cerro San Pedro	$1,400	$24.00	--	0.10 g/t AuEq – Open pit oxide resources 0.30 g/t AuEq – Open pit sulphide resources
Rainy River	$1,400	$24.00	--	0.30 – 0.45 g/t Au – Open pit 2.50 g/t Au – Underground
Blackwater	$1,400	$24.00	--	0.40 g/t AuEq – Direct processing 0.30 – 0.40 g/t AuEq – Stockpile
Capoose	$1,400	--	--	0.40 g/t AuEq
El Morro	$1,300	--	$3.00	0.20% Cu

3)
Mineral resources are classified as Measured, Indicated and Inferred resources and are reported based on technical and economic parameters consistent with the methods most suitable for their potential commercial exploitation. Where different mining and/or processing methods might be applied to different portions of a mineral resource, the designators ‘open pit’ and ‘underground’ have been applied to indicate envisioned mining method. Likewise the designators ‘oxide’, ‘non-oxide’ and ‘sulphide’ have been applied to indicate the type of  mineralization as it relates to appropriate mineral processing method and expected payable metal recoveries. Additional details regarding mineral resource estimation, classification, reporting parameters, key assumptions and associated risks for each of New Gold’s mineral properties, other than Rainy River, are provided in the respective NI 43-101 Technical Reports which are available at www.sedar.com. Refer to the supplementary information below regarding the mineral reserve and mineral resource estimates for Rainy River.

Rainy River Mineral Reserves:

1.
Open pit mineral reserves have been estimated using an optimized pit shell based on metal prices of $800 per ounce gold and $25 per ounce silver, a foreign exchange rate of C$1.05 to US$1.00, gold recovery of 89.9% (non-CAP Zone) and 74.3% (CAP Zone) and a silver recovery of 67.1% (non-CAP Zone) and 69.5% (CAP Zone). The cut-off grade is based on a gold price of $1,200. Underground reserves have been estimated from mining shapes generated using a cut-off grade of 3.5 g/t gold-equivalent. Development material from stope access drives above a cut-off grade of 1.5 g/t gold-equivalent is also assumed to be sent to the mill for processing. Underground breakeven cut-off grade is calculated at 2.75 g/t gold-equivalent based on metal prices of $1,300 per ounce gold and $22 per ounce silver, a foreign exchange rate of CAD $1.05 to USD $1.00, gold recovery of 95% and a silver recovery of 75%.

2.
Open pit reserves have been estimated using a dilution of 4% at 0.21 g/t Au and 1.19 g/t Ag, and underground reserves have been estimated using an overall dilution of 8.3%, inclusive of both rock and backfill dilution. Open pit and underground reserves have been estimated using a mining recovery of 95% and 96.5%, respectively.

3.	Open pit direct processing material is defined as mineralization likely to be mined and processed directly and above a variable cut-off grade ranging from 0.3-0.7 Au g/t.
4.
Stockpile material includes all material within designed open pit between variable cut-offs described above in Note 3, as well as material within the CAP Zone (code 500) that is suitable for stockpiling and future processing.

5.
Mineral Reserves for the open pit are derived from the resource model effective November 2, 2013. Models for the underground reserves were derived from the August 2013 and September 2013 models for the main ODM zone and Intrepid Zone, respectively. Models were prepared by Dorota El-Rassi, P.Eng. (APEO #100012348) and Glen Cole, P.Geo. (APGO #1416), of SRK, both independent “Qualified Persons" as that term is defined in National Instrument 43-101. Rainy River’s exploration program in Richardson Township is being supervised by Mark A. Petersen, (AIPG Certified Professional Geologist #10563), Vice President, Exploration for New Gold and a “Qualified Person” as defined in National Instrument 43-101. New Gold continues to implement a rigorous QA/QC program to ensure best practices in drill core sampling, analysis and data management.

6.
Qualified persons - The open pit portion of the mineral reserve statement was prepared under the supervision of Patrice Live (OIQ #38991) of BBA, and the underground portion of the mineral reserve statement was prepared by Colm Keogh, P.Eng. (APEGBC #37433) of AMC Mining Consultants (Canada) Ltd., both independent “Qualified Persons" as that term is defined in National Instrument 43-101.

7.	The mineral reserve estimate may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, and other relevant issues.

Rainy River Mineral Resources:

1.	Mineral resources are reported in relation to conceptual pit shells and are inclusive of the Intrepid zone. Vertical limit of -150m msl.
2.
Open pit mineral resources are reported at a cut-off grade of 0.30 gpt gold, underground mineral resources are reported at a cut-off grade of 2.5 gpt gold based on a gold price of $1,400 per ounce, a silver price of $24.00 per ounce, a foreign exchange rate of C$1.10 to US$1.00, gold recovery of 88% for open pit resources and 90% for underground resources with silver recovery at 75%.

3.	Direct processing material is defined as mineralization above a cut-off of 0.45 g/t gold and likely to be mined and processed directly.
4.
Stockpile material includes all material within conceptual pit shells in the gold grade range 0.30 – 0.45 gpt as well as all material within the CAP zone that is suitable for stockpiling and future processing based on average metallurgical recoveries of 88% gold and 75% silver.

5.
Qualified Persons – The mineral resource statement was prepared by Dorota El-Rassi, P. Eng. (APEO #100012348) and Glen Cole (APGO #1416) from SRK, both independent "Qualified Persons" as that term is defined in National Instrument 43-101.

6.	Mineral resources are inclusive of mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

7.	The mineral resource estimate may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing and other relevant issues.

4)
Qualified Person: The preparation of New Gold's mineral reserve and mineral resource statements has been done by Qualified Persons as defined under National Instrument 43-101 under the supervision of Mark A. Petersen, a Qualified Person under National Instrument 43-101 and an officer of New Gold.

About New Gold Inc.

New Gold is an intermediate gold mining company. The company has a portfolio of four producing assets and three significant development projects. The New Afton Mine in Canada, the Cerro San Pedro Mine in Mexico, the Mesquite Mine in the United States and the Peak Mines in Australia provide the company with its current production base. In addition, New Gold owns 100% of the Blackwater and Rainy River projects, both in Canada, as well as 30% of the El Morro project located in Chile. New Gold’s objective is to continue to establish itself as a leading intermediate gold producer, focused on the environment and sustainability. For further information on the company, please visit www.newgold.com.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including any information relating to New Gold’s future financial or operating performance are “forward looking”. All statements in this news release, other than statements of historical fact, which address events or developments that New Gold expects to occur are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “projects”, “potential”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation of such terms. Forward-looking statements in this news release include, among others, statements with respect to: guidance for production, cash costs and all-in sustaining costs (and its components) and for growth capital expenditures, including the expected drivers of those figures; the expected throughput and recovery rates at New Afton; planned modifications to the New Afton Mine and mill, the expected timeline, outcomes, cost and payback period of any such modifications; planed modifications to other operations; expected future mining activities; planned exploration expenditures (and their accounting treatment) and drilling activities and costs; exploration potential and the goals and expected results of future exploration activities; the estimation of mineral reserves and resources and the realization of such estimates; the results of the Rainy River and Blackwater feasibility studies, including the expected production, costs, stripping ratio, mining and processing method and rate, stockpiling  plan, recovery rates, mine life, infrastructure, NPV, IRR and payback period (and related sensitivities) associated with each project; the timing of permitting activities and environmental assessment processes; targeted timing for commissioning and full production at Rainy River; and potential for impairment adjustments.

All forward-looking statements in this news release are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Certain material assumptions regarding our forward-looking statements are discussed in this news release, New Gold’s MD&A’s, its Annual Information Form and its Technical Reports filed at www.sedar.com. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this news release are also subject to the following assumptions: (1) there being no signification disruptions affecting New Gold’s operations; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold’s current expectations; (3) the accuracy of New Gold’s current mineral reserve and resource estimates; (4) the exchange rate between the Canadian dollar, Australian dollar, Mexican Peso and U.S. dollar being approximately consistent with current levels; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) labour and material costs increasing on a basis consistent with New Gold’s current expectations; (7) permitting and arrangements with First Nations and other Aboriginal groups in respect of Rainy River and Blackwater being consistent with New Gold’s current expectations; (8) all environmental approvals (including the environmental assessment process for the Blackwater and Rainy River projects), required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines; and (9) the results of the feasibility studies for the Rainy River and Blackwater projects being realized.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements; price volatility in the spot and forward markets for commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Mexico and Chile; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, including, but not limited to: in Canada, obtaining the necessary permits for the Blackwater and Rainy River projects; in Mexico, where Cerro San Pedro has a history of ongoing legal challenges related to our environmental authorization (EIS); and in Chile, where the courts have temporarily suspended the approval of the environmental permit for El Morro; the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges New Gold is or may become a party to; diminishing quantities or grades of reserves and resources; competition; loss of key employees; additional funding requirements; rising costs of labour, supplies, fuel and equipment; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies including the feasibility studies for Rainy River and Blackwater; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties; unexpected delays and costs inherent to consulting and accommodating rights of First Nations and other Aboriginal groups; uncertainties with respect to obtaining all necessary surface and other land use rights or tenure for Rainy River; risks, uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements, including those associated with the environmental assessment processes for Blackwater and Rainy River. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as “Risk Factors” included in New Gold’s disclosure documents filed on and available at www.sedar.com.

Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Cautionary Note to U.S. Readers Concerning Estimates of Mineral Reserves and Mineral Resources

Information concerning the properties and operations of New Gold has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies. The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” used in this Report are Canadian mining terms as defined in the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards for Mineral Resources and Mineral Reserves adopted by CIM Council on November 27, 2010 and incorporated by reference in National Instrument 43-101 (“NI 43-101”).  While the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian securities regulations, they are not defined terms under standards of the United States Securities and Exchange Commission.  As such, certain information contained in this Report concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission.

An “Inferred Mineral Resource” has a greater amount of uncertainty as to its existence and as to its economic and legal feasibility.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility of pre-feasibility studies.  It cannot be assumed that all or any part of an “Inferred Mineral Resource” will ever be upgraded to a higher confidence category.   Readers are cautioned not to assume that all or any part of an “Inferred Mineral Resource” exists or is economically or legally mineable.

Under United States standards, mineralization may not be classified as a “Reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the Reserve estimation is made.  Readers are cautioned not to assume that all or any part of the Measured or Indicated Mineral Resources that are not Mineral Reserves will ever be converted into Mineral Reserves. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the United States Securities and Exchange Commission.

Technical Information

The scientific and technical information in this news release has been reviewed and approved by Mark A. Petersen, Vice President, Exploration of New Gold. Mr. Petersen is an AIPG Certified Professional Geologist and a “qualified person” under National Instrument 43-101.

Non-GAAP Measures

(1) TOTAL CASH COSTS

“Total cash costs” per ounce figures are non-GAAP measures which are calculated in accordance with a standard developed by The Gold Institute, a worldwide association of suppliers of gold and gold products that ceased operations in 2002. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. New Gold reports total cash costs on a sales basis. Total cash costs include mine site operating costs such as mining, processing, administration, royalties and production taxes, but are exclusive of amortization, reclamation, capital and exploration costs. Total cash costs are reduced by any by-product revenue and then divided by ounces of gold sold to arrive at a per ounce figure. Co-product cash costs are calculated based on total cash costs, prior to any reduction for by-product revenue, being apportioned to each metal produced on a percentage of revenue basis and subsequently divided by ounces of gold or silver sold or pounds of copper sold to arrive at per ounce or per pound figures. These measures, along with sales, are considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations. This data is furnished to provide additional information and is a non-GAAP measure. Total cash costs and co-product cash costs presented do not have a standardized meaning under GAAP and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP and is not necessarily indicative of operating costs presented under GAAP. Further details regarding our non-GAAP measures and a reconciliation to the nearest GAAP measures are provided in our MD&A’s accompanying our financial statements filed from time to time on www.sedar.com.

(2) ALL-IN SUSTAINING COSTS

Consistent with guidance announced in 2013 by the World Gold Council, an association of various gold mining companies from around the world of which New Gold is a member, New Gold defines “all-in sustaining costs” per ounce as the sum of total cash costs, sustaining capital expenditures, corporate general and administrative costs, capitalized and expensed exploration that is sustaining in nature and environmental reclamation costs, all divided by the ounces of gold sold to arrive at a per ounce figure. New Gold believes this non-GAAP measure provides further transparency into costs associated with producing gold and will assist analysts, investors and other stakeholders of the company in assessing the company’s expected operating performance, ability to generate free cash flow and its overall value. This data is furnished to provide additional information and is a non-GAAP measure. All-in sustaining costs presented do not have a standardized meaning under GAAP and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP and is not necessarily indicative of operating costs presented under GAAP. Further details regarding our non-GAAP measures and a reconciliation to the nearest GAAP measures are provided in our MD&A’s accompanying our financial statements filed from time to time on www.sedar.com.

For further information please contact:

Hannes Portmann
Vice President, Corporate Development
Direct: +1 (416) 324-6014
Email: info@newgold.com